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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X          Form 40-F.
                -----                   -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                    No.   X
          -----                  -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on January 31, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the general purchase agreement of aircraft entered into by the Company. A copy of the English announcement is included in this Form 6-K of the Company.

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         [LOGO]                 [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

The Company and all of its Directors hereby confirm the truthfulness, accuracy and completeness of the content of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

Pursuant to Article 111 of the Articles of Association of China Southern Airlines Company Limited (hereinafter called the "Company"), the Board of Directors of the Company (the "Board") considered and approved by way of written resolutions regarding the execution of the general purchase agreement on the import of Airbus A380 and Boeing B7E7 aircraft. A total of 14 out of the 15 Directors attended the Board meeting. Mr. Simon To, an independent non-executive Director, did not participate in considering the resolution due to personal reason. The above resolution was approved unanimously by the Directors present. The format and procedure for passing the resolution was in accordance with the Company Laws and the Company's Articles of Association.

On 28 January, 2005 (local time), China Aviation Supplies Import and Export Corporation ("CASC"), as a sole import agent for aircraft companies registered in China, signed, on behalf of several airlines in China, the general purchase agreement on the import of Airbus A380 and Boeing B7E7 aircraft ("GPA") with Airbus S.A.S. and the Boeing Company in Paris, France and Washington D.C., the United States respectively. The Company, being one of the actual users of the aircraft, was one of the signing parties in respect of the GPA for five Airbus A380 aircraft and thirteen Boeing B7E7 aircraft (including three Boeing B7E7 aircraft for which Xiamen Airlines Company Limited was one of the signing parties). To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, CASC, Airbus S.A.S. and the Boeing Company, as well as their substantial shareholders and beneficial owners, are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

The Company will be in negotiation with Airbus S.A.S. and the Boeing Company regarding the purchase agreement on the above-mentioned five Airbus A380 aircraft and thirteen Boeing B7E7 aircraft respectively (the "Purchase Agreements"). As at to the date of this Announcement, no Purchase Agreements have been signed. Upon the successful negotiation and execution of the Purchase Agreements, the Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its Articles of Association and the listing rules of the places in which the shares of the Company are listed.

The Directors of the Company believe that the purchase of the above aircraft is in line

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with the long-term development strategy of the Company, and will further expand the flight service network and operating capacity of the Company, thereby enhancing its ability to compete significantly in the industry. The Directors of the Company further believes that the purchase is in the best interest of the Company and its shareholders.


                                                       By order of the Board
                                                             SU LIANG
                                                         Company Secretary


Guangzhou, the People's Republic of China
29 January, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By             /s/ Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: February 2, 2005